UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                               GLG Partners, Inc.
          -------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 par value
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                         (Title of Class of Securities)

                                   37929X 107
            ---------------------------------------------------------
                                 (CUSIP Number)

                               Martin E. Franklin
                     555 Theodore Fremd Avenue, Suite B-302
                               Rye, New York 10580
                                 (914) 967-9400
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 10, 2009
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

---------------------
CUSIP No. 37929X 107
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   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Martin E. Franklin
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)[ ]
          (See Instructions)                                            (b)[ ]
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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS (See Instructions)
          OO
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   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)                                                     [ ]
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   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          United Kingdom
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    NUMBER OF         7     SOLE VOTING POWER
                            14,337,228 (See Item 5)
      SHARES
                    ------- ---------------------------------------------------
   BENEFICIALLY       8     SHARED VOTING POWER
                            0
     OWNED BY
                    ------- ---------------------------------------------------
       EACH           9     SOLE DISPOSITIVE POWER
                            14,288,813 (See Item 5)
    REPORTING
                    ------- ---------------------------------------------------
      PERSON          10    SHARED DISPOSITIVE POWER
                            0
       WITH
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          14,337,228 (See Item 5)
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                               [ ]
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.5%
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   14     TYPE OF REPORTING PERSON (See Instructions)
          IN
--------- ---------------------------------------------------------------------

         This Amendment No. 2 (this "Amendment") amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission on November 13, 2007, as amended by Amendment No. 1 to the
Schedule 13D filed with the Securities and Exchange Commission on June 4, 2009 (the "Schedule 13D"), by Marlin Equities II, LLC, a Delaware limited liability company ("Marlin"), and Martin E. Franklin ("Franklin") with respect to shares of common stock, par value $0.0001 per share (the "Common Stock"), of GLG Partners, Inc. (the "Issuer"), whose principal executive offices are located at 399 Park Avenue, 38th Floor, New York, NY 10022. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 2.  Identity and Background.

         Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         (a) This statement is being filed by Martin E. Franklin ("Franklin" or the "Reporting Person").

         (b) The business address of Mr. Franklin is 555 Theodore Fremd Avenue, Suite B-302, Rye, New York 10580.

         (c) The present principal employment of Mr. Franklin is as Chairman and Chief Executive Officer of Jarden Corporation, a leading provider of a broad range of consumer products. The address of Jarden Corporation at which Mr. Franklin is employed is 555 Theodore Fremd Avenue, Rye, New York 10580.

         (d) During the last five years, Mr. Franklin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Franklin was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Franklin is a citizen of the United Kingdom.

Item 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended by the addition of the following:

         On November 10, 2009, Marlin made a distribution of 2,250,000 Sponsors' Warrants to two of its members. In connection with the distribution of the 2,250,000 Sponsors' Warrants by Marlin, Mr. Franklin received 1,800,000 Sponsors' Warrants.

         On April 1, 2009, the Issuer awarded 48,415 shares of restricted Common Stock to Mr. Franklin under the Issuer's 2007 Long-Term Incentive Plan. These shares of restricted Common Stock vest on February 15, 2010.

Item 5.    Interest in Securities of the Issuer.

         Paragraph (a) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         (a) Mr. Franklin beneficially owns 14,337,228 shares of Common Stock, representing 5.5% of all outstanding shares of Common Stock, which shares are comprised of 5,750,253 shares of Common Stock, 4,738,560 Founders' Warrants to purchase 4,738,560 shares of Common Stock exercisable as described in
                  Item 4 above, 2,000,000 Co-Investment Warrants to purchase 2,000,000 shares of Common Stock exercisable as described in
                  Item 4 above and 1,800,000 Sponsors' Warrants to purchase 1,800,000 shares of Common Stock as described in Item 4 above, over which Mr. Franklin has sole voting and dispositive power and 48,415 shares of restricted Common Stock, over which Mr. Franklin has sole voting power (the "Franklin Shares").

                  The percentage of Common Stock reported as beneficially owned by Mr. Franklin is based upon 258,923,217 shares outstanding, which consists of the sum of (i) 250,384,657 shares outstanding as of November 6, 2009 as represented by the Issuer and (ii) 8,538,560 shares of Common Stock issuable upon exercise of certain warrants to purchase Common Stock held by Mr. Franklin.

         Paragraph (c) of Item 5 of the Schedule 13D is hereby amended by the addition of the following:

         (c) On November 10, 2009, Marlin distributed, for no consideration, 2,250,000 Sponsors' Warrants to two of its members. On November 10, 2009, in connection with the distribution of the 2,250,000 Sponsors' Warrants by Marlin, Mr. Franklin received 1,800,000 Sponsors' Warrants.

                  On April 1, 2009, the Issuer awarded 48,415 shares of restricted Common Stock to Mr. Franklin under the Issuer's 2007 Long-Term Incentive Plan. The 48,415 shares of restricted Common Stock represent 50% of Mr. Franklin's annual compensation as a non-employee director of the Issuer and service as chair of the compensation committee of the Issuer's board of directors paid in the form of restricted Common Stock with a value of $137,500. The number of restricted Common Stock granted was based on the closing price of the Common Stock on March 31, 2009, the immediately preceding New York Stock Exchange trading day, of $2.84 per share. The 48,415 shares of restricted Common Stock vest on February 15, 2010. Mr. Franklin has voting power with respect to such shares of restricted Common Stock, but Mr. Franklin does not have the power to dispose of such shares prior to vesting.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   November 12, 2009                      /s/ Martin E. Franklin
                                                -------------------------------
                                                Martin E. Franklin